SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 12 September 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: Sasol announces: Reviewed consolidated results and declaration of dividend
number 54 of Sasol Limited for the year ended 30 June 2006

- record headline earnings per share – up 33%
- sasol O&S written down to fair value
- attributable earnings per share – up 9%, excluding O&S – up 40%
- major capital projects advanced – R13 billion
- gearing reduces from 37% to 29%
- total dividend up 31% to R7,10 per share



Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006

Comprehensive additional information is available on our website: www.sasol.com

- *Record headline earnings per share – up 33%*
- *Sasol O&S written down to fair value*
- *Attributable earnings per share – up 9%, excluding O&S – up 40%*
- *Major capital projects advanced – R13 billion*
- *Gearing reduces from 37% to 29%*
- *Total dividend up 31% to R7,10 per share*

A strong performance

Our attributable earnings for the financial year that ended on 30 June 2006 increased by 10% from R9,4 billion to R10,4 billion. Our earnings per share of R16,73 and headline earnings per share of R22,93 were respectively 9% and 33% higher than those of the previous year.

We have, with effect from 30 June 2006, in accordance with International Financial Reporting Standard (IFRS) 5, classified our Sasol Olefins and Surfactants (O&S) business as a disposal group held for sale. On 5 September 2006, we announced a write-down of the value of O&S amounting to R2,8 billion, after tax, to reflect its fair value at 30 June 2006. This write-down follows due consideration of valuations undertaken and bids received from interested parties as part of the envisaged divestiture of the business. Excluding O&S (including the write-down and impairments during the year of R0,9 billion), attributable earnings increased by 41% to R13,7 billion and earnings per share increased by 40% to R22,15.

Safety and operations

The group's consolidated recordable case rate (RCR) improved significantly from 1,2 on 30 June 2005 to 0,7 on 30 June 2006, following the substantial interventions that were progressed during the year to improve our safety performance to world-class standards. The RCR measurement is recognised as the foremost safety performance metric in the global oil and petrochemical industries.

Generally, our plants operated efficiently during the year.

Higher international oil prices

Operating profit increased by R6,3 billion (44%) to R20,7 billion during the year under review. Higher international oil prices (average dated Brent US$62,45/b in 2006 versus US$46,17/b in 2005) boosted our operating profit by about R5,6 billion, taking into account the negative effect of the Sasol Synfuels oil production hedge of R1,0 billion incurred in the previous financial year. This benefit was further enhanced by the positive impact of a slightly weaker rand (average rate R6,41: US$1,00 in 2006 versus R6,21: US$1,00 in 2005), which increased our operating profit by approximately R1,3 billion, including positive year-end currency translation effects.

Major capital projects advanced

Cash flow on capital projects amounted to R13,0 billion of which R8,4 billion (65%) was invested in our South African operations. The major projects advanced include the fuel quality enhancement and polymer expansion project (Project Turbo) in South Africa, the Oryx gas-to-liquid (GTL) venture in Qatar and the Arya Sasol Polymers project in Iran.

The cost and scheduled commissioning dates of various projects completed or being advanced have been adversely affected by the shortage of engineering, fabrication and construction resources, as a

consequence of the significant increase in projects in execution around the world. The commissioning of the Oryx GTL plant has been delayed to the fourth quarter 2006 following damage during early commissioning to a supporting utility system.

Gearing reduced

Our gearing (net debt as a percentage of shareholders' equity) reduced from 37% at 30 June 2005 to 29% (excluding O&S) at 30 June 2006.

Dividend increased

The final dividend declared of R4,30 per share brings the total dividend to R7,10 per share which represents a 31% increase compared to the previous year. The dividend cover of 2,3 is outside of our target range of 2,5 to 3,5 times, but when measured against earnings from continuing operations (excluding the O&S write-down) is 3,1, which is within our target range.

Sasol Mining

The operating profit of Sasol Mining of R1 180 million was 5% lower than the previous year primarily because of lower coal export prices. Costs continued to be controlled to well within inflationary levels.

Sasol Synfuels

Primarily because of higher oil prices, Sasol Synfuels achieved an increase in operating profit of 79% to R13 499 million. Production volumes were 1% higher than the previous year and we successfully met the national requirement for all fuels to be lead free from 1 January 2006.

Sasol Oil

Sasol Oil achieved a 29% increase in operating profit to R2 432 million, mainly because of higher refining margins. Our empowerment transaction with Tshwarisano LFB Investments (Pty) Limited (Tshwarisano) was finalised following the prohibition by the Competition Tribunal of the proposed merger of our liquid fuels business with Engen. As a result, Tshwarisano acquired a 25% shareholding in Sasol Oil with effect from 1 July 2006. Pleasing progress was made during the year with the continued expansion of our retail network under both our Sasol and Exel brands.

Sasol Gas

Primarily driven by higher sales revenues, operating profit increased by 64% to R1 526 million, including a capital profit of R205 million. We achieved higher sales volumes both from an increase in consumption by our existing customers as well as through expanding our customer base.

On 1 July 2005, the South African Government – through its gas pipeline development company iGas – acquired a 25% shareholding in Republic of Mozambique Pipeline Investments Company (Pty) Limited (ROMPCO), which owns the natural gas pipeline between Mozambique and South Africa. Companhia Mocambicana de Gasoduto (CMG), a state owned company in Mozambique, is also far advanced in exercising its option to acquire a 25% shareholding in ROMPCO. We expect this transaction to be finalised before the end of the calendar year.

Sasol Synfuels International

This business hosts the growth ambitions of the group relating to GTL and coal-to-liquid (CTL) ventures. Its costs are associated with establishing and advancing the various opportunities that Sasol has to commercialise its proprietary Fischer Tropsch technology. An operating loss of R642 million was incurred in the year as a direct consequence of our increased activity in this respect.

The highlights of the year were the inauguration of the Oryx GTL joint venture in Qatar, the commencement of construction for the GTL venture in Nigeria and the signing of agreements to proceed with feasibility studies into two CTL projects in China.

Sasol Polymers

The higher cost of oil-related feedstock procured from Sasol Synfuels could not be fully recovered through higher polymer selling prices resulting in significantly lower margins. In difficult trading conditions, Sasol Polymers achieved an operating profit of R822 million, which was 44% below the result of the previous year.

Sasol Solvents

Following the unprecedented fly-up in international solvents selling prices in the previous financial year, prices normalised this year and our operating profits reduced by 14% to R873 million. Productivity improvements and cost savings partly compensated for higher feedstock costs.

Other businesses

Sasol Nitro's performance improved because of higher ammonia prices and pleasing results from our explosives business. The fertiliser business experienced trading difficulties because of lower sales volumes resulting from high maize inventories held by our customers and the delayed summer rains.

The performance of Sasol Wax improved relative to the previous year because of more stable production and strong global demand for all grades of our waxes.

Sasol Petroleum International achieved a very pleasing performance with operating profits increasing from R280 million to R600 million.

Profit outlook

We anticipate satisfactory growth in earnings in the new financial year assuming continuing high oil prices, a slightly weaker rand and no major disruptions in the markets in which we conduct our business. We will commission substantial new production capacity (polymers and GTL) during the year which is expected to benefit our earnings in the 2008 financial year.

Basis of preparation and accounting policies

The condensed provisional consolidated financial statements for the year ended 30 June 2006 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) and the South African Companies Act, 1973, as amended.

Except where otherwise disclosed, the accounting policies applied in the presentation of the condensed consolidated financial statements for the year ended 30 June 2006 are consistent with those applied for the year ended 30 June 2005.

Full details of the accounting policies applied, changes in comparative information and comprehensive notes will be set out in the audited consolidated financial statements for the year ended 30 June 2006.

The following accounting standards have been adopted with retrospective application:

- *IFRS2 Share based payment, which requires that the effects of share based payments be charged to income. Earnings and diluted earnings per share were reduced by R0,23 and R0,22 respectively for the year ended 30 June 2005; and*
- *IFRS6 Exploration for and evaluation of mineral resources, which was adopted before it became mandatory and resulted in the reclassification of intangible assets attributable to exploration and*

development to property, plant and equipment. The reclassification did not have any effect on reported earnings.

The effects of these changes have been applied retrospectively and consequently comparative information for the 2005 and 2004 financial years has been restated.

A number of other accounting standards were also adopted by the group during the year. The adoption of these standards did not have a significant impact on the financial results and financial position of the group.

The following comparative information for the 2005 financial year has been restated:

- *Short-term loans with fixed maturity dates, previously classified as bank overdraft, have been reclassified as short-term debt; and*
- *Costs attributable to the arrangement of long-term debt financing, previously classified as long-term prepaid expenses, have been set off against long-term debt.*

These condensed provisional consolidated financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited's functional and presentation currency.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant acquisitions and disposals of businesses

Subsidiaries
On 1 July 2005, a 25% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited was sold to iGas Limited (owned by the South African Government) for a consideration of R595 million and a profit of R205 million was realised.

In terms of a loan and security agreement with Lux International Corporation, Sasol Wax International AG obtained effective control of the business. The business was previously accounted for as an associate and has, with effect from January 2006, been consolidated.

With effect from 30 November 2005, Sasol Limited acquired the remaining 2% in Sasol Oil (Pty) Limited for a consideration of R146 million.

Joint ventures
On 23 February 2006, the South African Competition Tribunal prohibited the proposed merger of Sasol Oil (Pty) Limited and Engen Limited.

In terms of the joint operating agreement entered into between Sasol Petroleum Temane (SPT) and Companhia Moçambicana De Hidrocarbenetos S.A.R.L. (CMH), CMH acquired a 30% participating interest in the central processing facility assets held by SPT on 1 April 2006 for a consideration of US$65 million (R399 million) and SPT realised a loss of R82 million.

Disposal groups held for sale and discontinued operation

With effect from 30 June 2006, the O&S business unit was classified as a disposal group held for sale and the results reported as a discontinued operation. The income statement has been restated for all periods to exclude O&S from continuing operations and report these results as a single line item. In the

2006 balance sheet the assets and liabilities of O&S have been classified as held for sale. The cash flow statement and 2005 balance sheet include both continuing and discontinued operations.

On classification as held for sale, the net assets of the business were written down by R3,2 billion (R2,8 billion after tax) to the estimated fair value less costs to sell. The sale of the O&S business is expected to be completed within the next financial year.

We continue to classify our investment in FFS Refiners (Pty) Limited as an asset held for sale as progress has been made in advancing the sale of this business and it is anticipated that the disposal of this entity will be completed within the next financial year.

Post balance sheet date events

On 30 June 2006, Sasol announced that the R1,45 billion Tshwarisano broad based black economic empowerment transaction had been successfully concluded. In terms of the agreement, Tshwarisano has, with effect from 1 July 2006, acquired a 25% shareholding in Sasol Oil (Pty) Limited. Sasol is providing facilitation and support for Tshwarisano's financing requirements which will significantly lower Tshwarisano's cost of borrowing. In addition, Sasol is also establishing and funding trusts within Tshwarisano for the benefit of the under-privileged

The Sasol Polymers board approved the disposal of Sasol's 50% share in DPI Holdings (Pty) Limited to Dawn Limited for a consideration of R51 million. The transaction is subject only to the approval of the South African Competition authorities and will become effective at the end of the month in which such approval is given.

The Sasol Nitro board approved the acquisition of the remaining 40% of Sasol Dyno Nobel (Pty) Limited for a consideration of US$ 31 million (approximately R222 million at 30 June 2006). The transaction is subject only to the approval of the South African Competition Tribunal and has been recommended to the Tribunal by the South African Competition Commission. The transaction becomes effective five days after approval is received from the Tribunal.

A discussion document was released during July 2006 by a task team appointed by the South African Minister of Finance to assess possible reforms to the fiscal regime applicable to windfall profits in South Africa's Liquid Fuel Energy Sector, with particular reference to the synthetic fuel industry. In response to the document published by the task team, on 10 August 2006, Sasol submitted a written submission assessing possible reforms to the fiscal regime. Sasol participated in the public hearings held during August 2006 and is awaiting the outcome of the investigation.

Subject to the approval of shareholders at a general meeting convened for 3 October 2006, Sasol Limited proposes to acquire 60 111 477 Sasol Limited shares held by its subsidiary, Sasol Investment Company (Pty) Limited and to subsequently cancel these shares. Except for the related transaction costs, the repurchase and cancellation of these shares will have no effect on the consolidated financial position of the group.

Review by KPMG Inc.

The condensed provisional consolidated balance sheet at 30 June 2006 and the related condensed provisional consolidated statements of income, changes in equity and cash flow for the year then ended have been reviewed by our auditors, KPMG Inc. Their unmodified review report is available for inspection at the registered office of Sasol Limited.

principal foreign currency conversion rates

One unit of foreign currency equals	30 June 2006	30 June 2005
Rand/US$ (closing)	7,17	6,67
Rand/US$ (average)	6,41	6,21
Rand/euro (closing rate)	9,17	8,07
Rand/euro (average rate)	7,80	7,89

declaration of dividend number 54

The directors of Sasol Limited have declared a final dividend of R4,30 per share (2005: R3,10 per share) for the year to 30 June 2006. The dividend has been declared in the currency of the Republic of South Africa. The salient dates are:

To holders of ordinary shares:

Last day for trading to qualify for and participate in the dividend (cum dividend)	Friday, 6 October 2006
Trading ex dividend commences	Monday, 9 October 2006
Record date	Friday, 13 October 2006
Dividend payment date (electronic and certified register)	Monday, 16 October 2006

On 16 October 2006, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Shareholders who have dematerialised their share certificates will have their accounts, at their Central Securities Depository Participant or Broker credited on 16 October 2006.

Share certificates may not be dematerialised or rematerialised between Monday, 9 October 2006 and Friday, 13 October 2006, both days inclusive.

To holders of American Depositary Receipts:

Ex dividend on New York Stock Exchange*	on or about Wednesday, 11 October 2006
Record date	Friday, 13 October 2006
Approximate date for currency conversion	Tuesday, 17 October 2006
Approximate dividend payment date	Thursday, 26 October 2006

* subject to NYSE approval

On behalf of the board

PV Cox   **L P A Davies**   **TS Munday**

Chairman   *Chief executive*   *Deputy chief executive*

Sasol Limited, 12 September 2006

Forward-looking statements: *In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 26 October 2005 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.*

Please note: A billion is defined as one thousand million.

The provisional financial statements are presented on a condensed consolidated basis.

Registered office: *Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, P.O. Box 5486, Johannesburg 2000*

Share registrars: *Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001. P.O. Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700, Fax: +27 11 370 5271/2*

Directors (non-executive): *P V Cox (Chairman), E le R Bradley, W A M Clewlow, B P Connellan, M S V Gantsho, A Jain (Indian), I N Mkhize, S Montsi, T H Nyasulu, J E Schrempp (German)*

(Executive): *L P A Davies (Chief executive), T S Munday (Deputy chief executive), K C Ramon (Chief Financial Officer), V N Fakude, A M Mokaba*

Company secretary: *N L Joubert*

Company registration number: *1979/003231/06, Incorporated in the Republic of South Africa*

	JSE	**NYSE**
Share codes:	SOL	SSL
ISIN code:	ZAE000006896	US8038663006

American depositary receipt (ADR) program: *Cusip number 803866300 ADR to ordinary share 1:1*

Depositary: *The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.*

website: www.sasol.com
e-mail: investor.relations@sasol.com

balance sheet
at 30 June

	2006 Rm	2005 Restated Rm
ASSETS		
Property, plant, equipment	62 587	57 334
Goodwill	266	509
Intangible assets	834	1 116
Post-retirement benefit assets	80	300
Deferred tax assets	691	409
Other long-term assets	2 293	2 106
Non-current assets	66 751	61 774
Assets held for sale	12 115	41
Inventories	8 003	9 995
Trade and other receivables	12 067	12 370
Short-term financial assets	180	178
Restricted cash	584	1 002
Cash	3 102	2 509
Current assets	36 051	26 095
TOTAL ASSETS	102 802	87 869
EQUITY AND LIABILITIES		
Shareholders' equity	52 352	43 533
Minority interest	379	253
Total equity	52 731	43 786
Long-term debt	15 021	12 845
Long-term provisions	3 463	2 954
Post-retirement benefit obligations	2 461	2 970
Long-term deferred income	1 698	763
Deferred tax liabilities	6 053	6 286
Non-current liabilities	28 696	25 818
Liabilities in disposal group held for sale	5 479	-
Short-term debt	2 721	5 614
Short-term financial liabilities	514	792
Other current liabilities	12 219	11 572
Bank overdraft	442	287
Current liabilities	21 375	18 265
TOTAL EQUITY AND LIABILITIES	102 802	87 869

income statement
for the year ended 30 June

	2006	2005 Restated
	Rm	Rm
CONTINUING OPERATIONS		
Turnover	**63 850**	52 497
Cost of sales and services rendered	**(33 093)**	(28 493)
Gross profit	**30 757**	24 004
Non-trading income	**191**	233
Marketing and distribution expenditure	**(3 561)**	(3 477)
Administrative expenditure	**(3 070)**	(3 031)
Other operating expenditure	**(3 839)**	(3 439)
Translation gains	**254**	93
Operating profit	**20 732**	14 383
Dividends and interest received	**317**	106
Income from associates	**135**	185
Borrowing costs (net of amounts capitalised)	**(456)**	(427)
Profit before tax	**20 728**	14 247
Taxation	**(6 819)**	(4 411)
Profit from continuing operations	**13 909**	9 836
DISCONTINUED OPERATIONS		
Net loss from discontinued operations	**(3 360)**	(289)
Profit	**10 549**	9 547
Attributable to		
Shareholders	**10 373**	9 437
Minority interests in subsidiaries	**176**	110
	10 549	9 547
	Rand	Rand
Basic earnings per share		
Attributable earnings basis	**16,73**	15,37
from continuing operations	**22,15**	15,85
from discontinued operations	**(5,42)**	(0,48)
Headline earnings basis	**22,93**	17,27
from continuing operations	**22,47**	16,94
from discontinued operations	**0,46**	0,33
Diluted earnings per share (cents)[1]		
Attributable earnings basis	**16,42**	15,11
from continuing operations	**21,74**	15,58
from discontinued operations	**(5,32)**	(0,47)
Headline earnings basis	**22,50**	16,97
from continuing operations	**22,05**	16,65
from discontinued operations	**0,45**	0,32
Dividends per share (cents)		
- interim	**2,80**	2,30
- final	**4,30** [2]	3,10
	7,10	5,40

1. Taking the Sasol Share Incentive Scheme into account.

2. Declared subsequent to 30 June 2006 and has been presented for information purposes
   only. No provision regarding this final dividend has been recognised.

changes in equity statement
for the year ended 30 June

	2006 Rm	2005 Restated Rm
Opening balance as previously reported	**43 530**	35 027
Share based payment - prior year adjustment	**3**	2
Restated opening balance	**43 533**	35 029
Negative goodwill written off	**-**	610
Shares issued	**431**	311
Attributable earnings	**10 373**	9 437
as previously reported		9 573
effects of changes in accounting policies		(136)
Increase in share based payment reserve	**169**	137
Dividends paid	**(3 660)**	(2 856)
Increase in foreign currency translation reserve	**1 147**	313
Increase in cash flow hedge accounting reserve	**359**	552
Closing balance	**52 352**	43 533
Comprising		
Share capital	**3 634**	3 203
Share repurchase programme	**(3 647)**	(3 647)
Retained earnings	**51 748**	45 035
Share based payment reserve	**780**	611
Foreign currency translation reserve	**(189)**	(1 336)
Investment fair value reserve	**2**	2
Cash flow hedge accounting reserve	**24**	(335)
Shareholders' equity	**52 352**	43 533

cash flow statement
for the year ended 30 June

	2006	2005 Restated
	Rm	Rm
Cash receipts from customers	80 853	68 263
Cash paid to suppliers and employees	(56 473)	(49 451)
Cash generated by operating activities	24 380	18 812
Investment income	444	169
Borrowing costs paid	(1 745)	(1 523)
Tax paid	(5 389)	(3 753)
Dividends paid	(3 660)	(2 856)
Cash available from operating activities	14 030	10 849
Additions to property, plant and equipment	(13 026)	(12 420)
Acquisition of businesses	(147)	-
Cash acquired on acquisition of businesses	(113)	-
Disposal of businesses	587	36
Cash disposed of on disposal of businesses	(1)	(94)
Cash in disposal group held for sale	(472)	-
Other investing activities	572	251
Cash utilised in investing activities	(12 600)	(12 227)
Share capital issued	431	311
Dividends paid to minority shareholders	(75)	(64)
Increase in long-term debt	1 305	4 165
Decrease in short-term debt	(2 938)	(2 144)
Cash effect of financing activities	(1 277)	2 268
Effect of translation of cash of foreign operations	(133)	(175)
Increase in cash and cash equivalents	20	715
Cash and cash equivalents at beginning of year	3 224	2 509
Cash and cash equivalents at end of year	3 244	3 224
Comprising		
- restricted cash	584	1 002
- cash	3 102	2 509
- bank overdraft	(442)	(287)
	3 244	3 224

value added statement
for the year ended 30 June

	2006 Rm	2005 Restated Rm
Turnover	63 850	52 497
Purchased materials and services	(32 072)	(28 092)
Value added	31 778	24 405
Investment income	452	291
Wealth created	32 230	24 696
Employees	7 647	6 845
Providers of equity capital	3 836	2 966
Providers of loan capital	1 638	1 361
Government	6 584	4 177
Reinvested in the group	12 525	9 347
Wealth distribution	32 230	24 696

salient features

		2006	2005 Restated
Selected ratios			
Return on equity	%	**21,6**	24,0
Return on total assets	%	**18,5**	18,2
Operating margin	%	**32,5**	27,4
Borrowing cost cover	times	**10,1**	9,7
Dividend cover	times	**2,3**	2,8
Dividend cover from continuing operations	times	**3,1**	2,9
Share statistics			
Total shares in issue	million	**683,0**	676,9
Treasury shares (share repurchase programme)	million	**60,1**	60,1
Weighted average number of shares	million	**620,0**	613,8
Diluted weighted average number of shares	million	**631,7**	624,4
Share price (closing)	Rand	**275,00**	180,80
Market capitalisation	Rm	**187 825**	122 379
Net asset value per share	Rand	**84,05**	70,58
Other financial information			
Total debt (incuding bank overdraft)			
- interest bearing	Rm	**17 884**	18 745
- non-interest bearing	Rm	**300**	1
Borrowing costs capitalised	Rm	**1 439**	1 106
Capital commitments		**13 866**	19 169
- authorised and contracted	Rm	**28 060**	26 679
- authorised, not yet contracted	Rm	**6 306**	7 740
- less expenditure to date	Rm	**(20 500)**	(15 250)
Guarantees and contingent liabilities			
- total amount	Rm	**33 212**	33 122
- liability included on balance sheet	Rm	**12 106**	11 230
Significant items in operating profit			
- employee costs	Rm	**7 647**	6 845
- depreciation and amortisation of non-current assets	Rm	**3 399**	3 177
- operating lease charges	Rm	**319**	232
Directors' remuneration	Rm	**33**	26
Share options granted to directors - cumulative	'000	**1 506**	1 205
Effective tax rate	%	**32,9**	31,0
Employees	number	**31 460**	30 004
Average crude oil price - dated Brent	US$/barrel	**62,45**	46,17
Average Rand/US$ exchange rate	1US$ = Rand	**6,41**	6,21

The reader is referred to the definitions contained in the 2005 Sasol Limited annual financial statements.

headline earnings

	2006	2005 Restated
	Rm	Rm
Profit from continuing operations	13 909	9 836
Less minority interest	(176)	(110)
Effect of capital items of continuing operations	129	703
Impairment of assets	155	556
Reversal of impairment	(140)	-
Profit on disposal of assets	(146)	(94)
Scrapping of property, plant and equipment	260	274
Profit on sale of participation rights in GTL project	-	(33)
Tax effects	67	(31)
Headline earnings of continuing operations	13 929	10 398
Net loss from discontinued operations	(3 360)	(289)
Effect of capital items of discontinued operations	4 143	572
Impairment of assets	912	522
Fair value write-down	3 196	-
Profit on disposal of assets	14	34
Scrapping of property, plant and equipment	21	16
Tax effects	(498)	(204)
Deferred tax asset written off	-	122
Headline earnings of discontinued operations	285	201
Headline earnings	14 214	10 599

Capital items per business unit	Rm	Rm
Mining	(16)	23
Synfuels	(187)	(110)
Oil	(8)	(63)
Gas	138	-
Synfuels International	-	33
Polymers	(17)	(12)
Solvents	105	(593)
Other	(144)	19
Continuing operations	(129)	(703)
Discontinued operation - Olefins & Surfactants	(4 143)	(572)
	(4 272)	(1 275)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 12 September 2006

By: /s/   N L Joubert
          Name: Nereus Louis Joubert
          Title: Company Secretary